Exhibit 2

1Q17 Capital, Funding & Asset Quality Update 21 February 2017 This document should be read in conjunction with Westpac’s Pillar 3 Report December 2016, incorporating the requirements of APS330. All comparisons in this document refer to 31 December 2016 compared to 30 September 2016 (unless otherwise stated)

SUMMARY

Summary of 1Q17

CET1 capital ratio remains above preferred range (8.75%-9.25%)	• Common equity Tier 1 (CET1) capital ratio 9.26% at 31 December 2016 • Reduction in CET1 capital ratio over the quarter consistent with normal pattern associated with timing of dividend payment • Modest RWA growth: Credit RWA down \$1.0bn (-0.3%), non-credit RWA up \$2.4bn (+4.6%) • Internationally comparable[1] CET1 capital ratio 14.5% at 31 December 2016 - top quartile of banks globally
Asset quality sound, provisioning remains strong	• Credit risk metrics remain near cyclical lows • Level of impaired assets stable • Stressed assets to TCE[2] 5bps lower at 1.15% • Provision cover remains high • Australian mortgage delinquencies unchanged over quarter, although higher in WA
Strong funding/ liquidity position	• Estimated net stable funding ratio (NSFR) >105% • Liquidity coverage ratio 138%, well positioned for lower CLF[3] from 1 January 2017 • Well progressed on FY17 term funding, \$14.8bn raised year to date

1 Internationally comparable methodology aligns with the APRA study titled 'International Capital Comparison Study' of 13 July 2015. 2 Total committed exposure. 3 Committed Liquidity Facility.

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CAPITAL

CET1 capital ratio above preferred range

Common equity Tier 1 (CET1) capital ratio (%)


%
11
10
9
8
7
6
5
4
Preferred CET1 capital ratio range 8.75% - 9.25%
8.3
8.8
8.3
9.0
8.4
8.8
9.0
9.5
10.2
10.5
10.1
9.5
9.3
Regulatory minimum plus regulatory capital buffers 8.0%
Regulatory capital buffers 3.5%
Regulatory minimum 4.5%
Includes:
• Capital conservation buffer
• Domestic systemically important bank capital buffer and
• Countercyclical buffer1
Dec-13
Jun-14
Dec-14
Jun-15
Dec-15
Jun-16
Dec-16

Key capital ratios (%)

	Mar-16	Sep-16	Dec-16
CET1 capital ratio	10.5	9.5	**9.3**
Additional Tier 1 capital	1.6	1.7	**1.6**
Tier 1 capital ratio	12.1	11.2	**10.9**
Tier 2 capital	1.9	1.9	**2.5**
Total regulatory capital ratio	14.0	13.1	**13.4**
CET1 capital ratio (internationally comparable[2])	14.7	14.4	**14.5**
Risk weighted assets (RWA) ($bn)	363	410[3]	**411**
Leverage ratio (APRA)	5.0	5.2	**5.0**
Leverage ratio (internationally comparable[2])	5.8	5.9	**5.7**

1 Countercyclical buffer currently set at nil for Australia and New Zealand. 2 Internationally comparable methodology aligns with the APRA study titled 'International Capital Comparison Study' of 13 July 2015.
3 APRA's revision to the calculation of RWA for Australian residential mortgages, which came into effect on 1 July 2016 increased RWA by $43bn (reduced CET1 capital ratio by 110bps).

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RWA movements 4 1 RWA modelling changes includes mortgage RWA changes and updates to risk parameters for corporate and business lending. CET1 capital ratio (%) RWA movements ($bn) Lower derivative RWA, improved credit quality and modelling changes1, partially offset by growth and FX impacts Primarily from lower interest rate exposure Update to modelled loss scenarios Increase mostly associated with steepening of the yield curve CAPITAL 2016 final dividend (-76bps) and DRP (+8bps) 1Q17 earnings and other movemnets 10.5 9.5 (0.7) 0.5 9.3 410.1 (1.0) (1.7) (1.7) 5.2 0.6 411.5 Mar-16 Sep-16 Net dividend Other Dec-16 Sep-16 Credit risk Market risk Operational risk IRRBB Other Dec-16

Asset quality remains sound 5 1 Local currency sovereign exposure funded by local deposits excluded from stress. 2 Sep-16 ratio 11bps lower due to impact of increase in mortgage risk weights from 1 July 2016. Stressed exposures1 (as a % of TCE) Provision coverage ratios Dec-15 Mar-16 Sep-16 Dec-16 Collectively assessed provisions to credit RWA 87bps 87bps 76bps2 78bps Impairment provisions to impaired assets 48% 48% 49% 49% Total provisions to RWA 94bps 101bps 88bps 88bps Stressed exposures to TCE down 5bps to 1.15% as TCE increased ($24.3bn) mainly due to higher liquid assets Total stressed assets $11.5bn Level of impaired assets stable Watchlist & substandard assets (fully performing loans) down $398m ASSET QUALTY 0.57 0.67 0.62 0.58 0.44 0.27 0.20 0.26 0.22 0.22 0.29 0.46 0.41 0.35 0.31 0.26 0.25 0.28 0.33 0.33 2.23 2.07 1.45 1.24 0.85 0.71 0.54 0.49 0.65 0.60 3.09 3.20 2.48 2.17 1.60 1.24 0.99 1.03 1.20 1.15 Sep-09 Sep-10 Sep-11 Sep-12 Sep-13 Sep-14 Sep-15 Mar-16 Sep-16 Dec-16 Watchlist & substandard 90+ day past due and not impaired Impaired

Stressed exposures lower across industries 6 Corporate and business portfolio stressed exposures by industry ($bn) Overall stress down $247m with the decrease primarily due to Agriculture, forestry and fishing – improvements in NZ dairy portfolio Mining, services, wholesale and retail trade – mainly refinancing of stressed exposures to other financial institutions Higher stress in manufacturing and construction primarily related to companies supporting mining activities ASSET QUALTY 0.0 0.5 1.0 1.5 2.0 2.5 Agriculture, forestry & fishing Manufacturing Property services & business services Wholesale & retail trade Property Construction Services Transport & storage Mining Accommodation, cafes & restaurants Other Finance & insurance Utilities Mar-16 Sep-16 Dec-16

ASSET QUALTY

Areas of interest: Mining and NZ dairy portfolios

Mining portfolio (including oil and gas)

	Sep-16	Dec-16
TCE	$11.3bn	**$11.3bn**
Lending	$6.2bn	**$6.2bn**
% of Group TCE	1.16	**1.12**
% of portfolio graded as stressed[1, 2]	3.94	**3.12**
% of portfolio in impaired[2]	1.32	**1.33**

TCE by mining sector (%)


43
15
14
7
11
10
Oil and gas
Iron ore
Other metal ore
Coal
Mining services
Other

- Portfolio is diversified by commodity, customers and region with focus on operators with efficient, lower cost operating models
- Stress reduced in 1Q17 associated with improvement in commodity prices
- Specific provisions to impaired assets at 56%
- In addition to specific provisions, approximately half of the economic overlay is allocated to the mining and mining-related sectors

NZ dairy portfolio

	Sep-16	Dec-16
TCE (NZ$)	$5.9bn	**$5.9bn**
Lending (NZ$)	$5.7bn	**$5.7bn**
% of Group TCE	0.58	**0.57**
% of portfolio graded as stressed[1, 2]	25.29	**23.05**
% of portfolio in impaired[2]	0.34	**0.34**

NZ dairy TCE by exposure size (NZD) (% of total)


48
36
8
8
< $10m
$10m - $30m
$30m - $50m
> $50m

- Dairy prices significantly improved over the second half of calendar 2016. In January 2017 milk prices were 50% higher than the middle of 2016. Westpac Economics has upgraded its forecast for New Zealand's farm gate milk price to NZ$6.20 kg of milk solids for the current season
- Fundamentals have improved with the period of low prices reducing milk supply in key dairy export regions, including Europe, New Zealand and Australia. Demand, especially from China, has also increased
- This has led to some improvement in stress and expect this to flow through the portfolio as regular reviews are completed, provided conditions remain favourable

1 Includes impaired exposures. 2 Percentage of portfolio TCE.

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ASSET QUALITY

Areas of interest: Inner city apartments

Commercial property portfolio

	Sep-16	Dec-16
TCE	$67.1bn	**$65.9bn**
Lending	$52.6bn	**$51.7bn**
% of Group TCE	6.87	**6.58**
% of portfolio stressed[1, 2]	1.32	**1.38**
% of portfolio in impaired[2]	0.53	**0.51**

TCE by borrower type (%)



15
43
30
12
Exposures <$10m
Developers >$10m
Investors >$10m
Diversified Property Groups and Property Trusts >$10m

Commercial property portfolio TCE ($bn)	Sep-16	Dec-16	%[2]	Comments
Residential apartment development >$20m	5.1	4.3	6.5%	• Progressively tightening risk appetite in areas of higher concern since 2012 • Actively monitoring settlements for >$20m residential development book • Settlements slightly slower but given low commercial LVR's debt has been repaid in full
Residential apartment development >$20m in major markets, of which	3.2	3.1	4.7%	
Sydney major markets	*1.2*	*1.5*	*2.3%*	• 1Q17 new lending LVR 51.4%
Inner Melbourne	*1.4*	*1.2*	*1.8%*	• 1Q17 new lending LVR 46.5%
Inner Brisbane	*0.4*	*0.3*	*0.5%*	• Exposure is low and falling
Perth metro	*0.2*	*0.1*	*0.2%*	• Exposure is low and falling
Adelaide CBD	*0.1*	*0.1*	*0.1%*	• One project

Residential apartment development >$20m weighted average LVR (%)



54.8
49.9
50.9
45.0
2017
2018
2019
2020
Year of completion
Average portfolio LVR 53%

1 Includes impaired exposures. 2 Percentage of commercial property TCE.

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Australian consumer delinquencies 9 Australian mortgage portfolio Sep-15 Sep-16 Dec-16 30+ day delinquencies (bps) 102 130 132 90+ day delinquencies (bps) (includes impaired mortgages) 45 661 66 90+ day delinquencies – investment property loans (bps)2 31 482 46 Properties in possession (#) 255 262 309 Australian mortgages 90+ day delinquencies by state (%) Australian housing and share by state (%) 3 Australian consumer 90+ day delinquencies (%)4 1 Estimated impact of changes to hardship treatment was 13bps. 2 Hardship impacts were a driver of the increase in investor property loan 90+ day delinquencies from Mar-16 to Sep-16. 3 Source CANSTAR December 2016. 4 Australian consumer 90+ day delinquencies impacted by changes in the treatment of hardship reporting. Refer slide 10 for details of these changes. ASSET QUALTY 35 27 18 13 7 40 26 17 10 7 44 26 17 7 6 NSW & ACT VIC & TAS QLD WA SA & NT Australian banking system Westpac Group portfolio 1Q17 YTD Westpac Group drawdowns 0.0 0.5 1.0 1.5 2.0 2.5 3.0 Dec-11 Mar-12 Jun-12 Sep-12 Dec-12 Mar-13 Jun-13 Sep-13 Dec-13 Mar-14 Jun-14 Sep-14 Dec-14 Mar-15 Jun-15 Sep-15 Dec-15 Mar-16 Jun-16 Sep-16 Dec-16 Total unsecured lending Credit cards Personal loans (excl Auto) Auto loans (consumer)

Changes in the treatment of hardship now beginning to flow through other consumer delinquencies 10 When an account enters hardship its delinquency status (30, 60, or 90 days etc.) is frozen until after hardship arrangements or return to performing (or not) An account in hardship continues to migrate through delinquency buckets until 90+ day Accounts reported as delinquent until repayments maintained for 6 months (‘serviceability period’) Average hardship period granted is 3-4 months Hardship plus serviceability period averages 10 months Changes have no impact on Westpac’s risk profile Hardship allows eligible customers to reduce or defer repayments in the short term to manage through a period of financial difficulty (e.g. unemployment, injury, natural disasters). Solutions are tailored to customer circumstances and may include extending the loan or restructuring. Following guidance from APRA the industry is aligning treatment of hardship in delinquencies. Prior approach Current approach What has changed? Impact on mortgages Impact on unsecured consumer lending Implemented 1H16 and has now flowed through Increased mortgage 90+ day delinquencies by ~12 basis points Increase to risk weighted assets offset by change to correlation factor Portfolios impacted are credit cards, personal loans and auto Impact on consumer unsecured 90+ day delinquencies in 1Q17 was approximately 9 basis points The change has yet to flow through to risk weighted assets Expected to result in higher write-offs and write-backs Australian mortgage delinquencies (bps) ASSET QUALTY 0.45 0.51 0.53 0.54 0.01 0.01 0.01 0.03 0.12 0.11 0.2 0.3 0.4 0.5 0.6 0.7 Sep-15 Mar-16 Sep-16 Dec-16 Accounts in serviceability period Accounts in hardship increase 90+ day delinquencies excl. hardship changes

FUNDING & LIQUIDITY

Strong funding and liquidity profile maintained

- LCR 138% - managing into lower CLF from 1 January 2017 (CLF $49.1bn in 2017 compared to $58.6bn in 2016) and seasonally higher maturities in 2Q17
- Estimated NSFR >105% - ongoing consultation with APRA ahead of 1 January 2018 effective date
- Well progressed on FY17 term funding, with $14.8bn issued year to date[1]
  - Includes US$1.5bn in Basel III compliant callable Tier 2 bonds, with Westpac the first Australian bank and the second bank globally to issue in this market since the global financial crisis

FY17 year to date new term issuance composition[2] (%)


By tenor[3,4]
32
4
35
18
10
0.4
1 Year
2 Years
3 Years
4 Years
5 Years
>5 years
By currency
15
1
3
1
63
18
AUD
USD
EUR
JPY
GBP
Other

Charts may not add to 100 due to rounding.

Term debt issuance and maturity profile[2,3,5] ($bn)


Higher new issuance driven by preparation for NSFR and some pre funding for FY17
Issuance
Maturities
33
22
33
31
42
15
20
28
28
21
25
26
FY12
FY13
FY14
FY15
FY16
1H17 YTD
FY17 remaining
FY18
FY19
FY20
FY21
FY>21
Sub debt
Senior
Hybrid
Covered bond

1 Year to date includes trades settled 1 Oct 2016 to 7 Feb 2017. 2 Based on residual maturity and FX spot currency translation. Includes all debt issuance with contractual maturity greater than 370 days excluding US Commercial Paper and Yankee Certificates of Deposit. 3 Contractual maturity date for hybrids and callable subordinated instruments is the first scheduled conversion date or call date for the purposes of this disclosure. 4 Tenor excludes RMBS and ABS. 5 Perpetual sub debt has been included in >FY21 maturity bucket. Maturities exclude securitisation amortisation.

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Investor Relations Team 12 Andrew Bowden Head of Investor Relations +61 2 8253 4008 andrewbowden@westpac.com.au Nicole Mehalski Director +61 2 8253 1667 nicole.mehalski@westpac.com.au Equity Investor Relations Visit our updated investor centre at www.westpac.com.au/investorcentre For further information on Westpac Jacqueline Boddy Director +61 2 8253 3133 jboddy@westpac.com.au Louise Coughlan Director (Rating Agencies) +61 2 8254 0549 lcoughlan@westpac.com.au Debt Investor Relations Retail Shareholder Investor Relations Danielle Stock Senior Manager +61 2 8253 0922 danielle.stock@westpac.com.au Rebecca Plackett Senior Manager +61 2 8253 6556 rplackett@westpac.com.au or email: investorrelations@westpac.com.au CONTACT US

Appendix 1: Definitions 13 Capital ratios As defined by APRA (unless stated otherwise) Internationally comparable The internationally comparable common equity Tier 1 (CET1) capital ratio is an estimate of Westpac’s CET1 ratio calculated on rules comparable with global peers. The ratio adjusts for differences between APRA’s rules and those applied to global peers. The adjustments are applied to both the determination of regulatory CET1 and the determination of risk weighted assets. Methodology aligns with the APRA study titled “International capital comparison study” dated 13 July 2015 Leverage ratio As defined by APRA (unless stated otherwise). Tier 1 capital divided by ‘exposure measure’ and expressed as a percentage. ‘Exposure measure’ is the sum of on-balance sheet exposures, derivative exposures, securities financing transaction exposures and other off-balance sheet exposures Liquidity coverage ratio (LCR) The level of high quality liquid assets (as defined by APRA) over total cash outflows in a 30-day defined stressed scenario Net stable funding ratio (NSFR) The NSFR is defined as the ratio of the amount of available stable funding (ASF) to the amount of required stable funding (RSF) as defined by APRA. The amount of ASF is the portion of an ADI’s capital and liabilities expected to be a reliable source of funds over a one year time horizon. The amount of RSF is a function of the liquidity characteristics and residual maturities of an ADI’s assets and off-balance sheet activities. When it is implemented by APRA from 1 January 2018, ADI’s must maintain a NSFR of at least 100% Risk weighted assets or RWA Assets (both on and off-balance sheet) are risk weighted according to each asset's inherent potential for default and what the likely losses would be in case of default. In the case of non asset based risks (i.e. market and operational risk), RWA is determined by multiplying the capital requirements for those risks by 12.5 90+ day past due and not impaired Includes facilities where: contractual payments of interest and / or principal are 90 or more calendar days overdue, including overdrafts or other revolving facilities that remain continuously outside approved limits by material amounts for 90 or more calendar days, including accounts for customers who have been granted hardship assistance; or an order has been sought for the customer’s bankruptcy or similar legal action has been instituted which may avoid or delay repayment of its credit obligations; and the estimated net realisable value of assets / security to which Westpac has recourse is sufficient to cover repayment of all principal and interest, or which are not secured but there is a reasonable expectation that full recovery or the amount due will be made and interest is being taken to profit on an accrual basis. While in default, facilities are not treated as impaired for accounting purposes Stressed loans Stressed loans are the total of watchlist and substandard, 90+ day past due and not impaired and impaired assets Watchlist and substandard Loan facilities where customers are experiencing operating weakness and financial difficulty but are not expected to incur loss of interest or principal Impaired assets Exposures that have deteriorated to the point where full collection of interest and principal is in doubt, based on an assessment of a customer’s outlook, cashflow, and the net realisation of value of assets to which recourse is held; facilities 90 days or more past due, and full recovery is not in doubt: exposures where contractual payments are 90 or more days in arrears and the net realisable value of assets to which recourse is held may not be sufficient to allow full collection of interest and principal, including overdrafts or other revolving facilities that remain continuously outside approved limits by material amounts for 90 or more calendar days; non-accrual assets: exposures with individually assessed impairment provisions held against them, excluding restructured loans; restructured assets: exposures where the original contractual terms have been formally modified to provide for concessions of interest or principal for reasons related to the financial difficulties of the customer; other assets acquired through security enforcement includes the value of any other assets acquired as full or partial settlement of outstanding obligations through the enforcement of security arrangements; and any other assets where the full collection of interest and principal is in doubt Total committed exposures (TCE) The sum of the committed portion of direct lending (including funds placement overall and deposits placed), contingent and pre-settlement risk plus the committed portion of secondary market trading and underwriting risk Individually assessed provisions or IAPs Provisions raised for losses that have already been incurred on loans that are known to be impaired and are individually significant. The estimated losses on these impaired loans is based on expected future cash flows discounted to their present value and as this discount unwinds, interest will be recognised in the statement of financial performance Collectively assessed provisions or CAPs Loans not found to be individually impaired or significant will be collectively assessed in pools of similar assets with similar risk characteristics. The size of the provision is an estimate of the losses already incurred and will be estimated on the basis of historical loss experience for assets with credit characteristics similar to those in the collective pool. The historical loss experience will be adjusted based on current observable data. Includes an economic overlay provision calculated based on changes that occurred in sectors of the economy or in the economy as a whole APPENDIX

Disclaimer 14 The material contained in this presentation is intended to be general background information on Westpac Banking Corporation (Westpac) and its activities. The information is supplied in summary form and is therefore not necessarily complete. It is not intended that it be relied upon as advice to investors or potential investors, who should consider seeking independent professional advice depending upon their specific investment objectives, financial situation or particular needs. The material contained in this presentation may include information derived from publicly available sources that have not been independently verified. No representation or warranty is made as to the accuracy, completeness or reliability of the information. All amounts are in Australian dollars unless otherwise indicated. Unless otherwise noted, financial information in this presentation is presented on a cash earnings basis. Cash earnings is a non-GAAP measure. Refer to Westpac’s Full Year 2016 Financial Results (incorporating the requirements of Appendix 4E) for the twelve months ended 30 September 2016 available at www.westpac.com.au for details of the basis of preparation of cash earnings. This presentation contains statements that constitute “forward-looking statements” within the meaning of Section 21E of the US Securities Exchange Act of 1934. Forward-looking statements are statements about matters that are not historical facts. Forward-looking statements appear in a number of places in this presentation and include statements regarding our intent, belief or current expectations with respect to our business and operations, market conditions, results of operations and financial condition, including, without limitation, future loan loss provisions, financial support to certain borrowers, indicative drivers, forecasted economic indicators and performance metric outcomes. We use words such as ‘will’, ‘may’, ‘expect’, 'indicative', ‘intend’, ‘seek’, ‘would’, ‘should’, ‘could’, ‘continue’, ‘plan’, ‘aim’, probability’, ‘risk’, ‘forecast’, ‘likely’, ‘estimate’, ‘anticipate’, ‘believe’, or similar words to identify forward-looking statements. These forward-looking statements reflect our current views with respect to future events and are subject to change, certain risks, uncertainties and assumptions which are, in many instances, beyond our control, and have been made based upon management’s expectations and beliefs concerning future developments and their potential effect upon us. There can be no assurance that future developments will be in accordance with our expectations or that the effect of future developments on us will be those anticipated. Actual results could differ materially from those which we expect, depending on the outcome of various factors. Factors that may impact on the forward-looking statements made include, but are not limited to, those described in the section titled ‘Risk factors' in Westpac’s 2016 Annual Report available at www.westpac.com.au. When relying on forward-looking statements to make decisions with respect to us, investors and others should carefully consider such factors and other uncertainties and events. We are under no obligation to update any forward-looking statements contained in this presentation, whether as a result of new information, future events or otherwise, after the date of this presentation. DISCLAIMER